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Agnico-Eagle Options Las Bolas/Los Hilos Property

Vancouver, Canada, December 13, 2011 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release.

Golden Goliath is very pleased to announce that it has signed the final Earn-in and Shareholders Agreement with a Mexican subsidiary of Agnico-Eagle Mines Limited (“Agnico”) (NYSE: AEM) (TSX: AEM) for the exploration and development of the Company’s Las Bolas/Los Hilos property (see map).  Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.

Agnico is Golden Goliath’s second largest shareholder, owning just over 9% of the Company’s stock and is also represented on the Company’s Board of Directors.  Golden Goliath’s largest shareholder is Sprott Asset Management, which owns more than 19% of the Company’s stock.

The Las Bolas/Los Hilos property is located within the Uruachic mining camp, approximately 65 km south of Agnico’s Pinos Altos mine and about 170 km southeast of Grayd Resources’ India project. Grayd Resources is currently being acquired by Agnico.

The Las Bolas/Los Hilos property was the focus of Golden Goliath’s exploration for several years, during which we succeeded in defining both bulk tonnage gold and silver potential and high grade vein mineralization, possibly related to a porphyry system at depth. The encouraging results obtained from our previous exploration work have enabled us to partner with Agnico, a major mining company with the resources to advance the project to the next level of development.

“This is a major milestone for Golden Goliath and its shareholders. We are extremely pleased with this agreement as it allows for the exploration and development of the Las Bolas/Los Hilos property by a very experienced and respected producer and explorer,” said Paul Sorbara, President of Golden Goliath. “This agreement also allows our Company to focus our exploration efforts on our 100% owned Nopalera property.”  Nopalera is immediately adjacent to the east of Los Hilos, and represents a very large porphyry target.  The concession hosting Fresnillo’s Orisyvo deposit is immediately adjacent to the east of Nopalera. Orisyvo already has a resource of over 9 million ounces of gold and is expected to increase in size.  Fresnillo‘s sister company, Peñoles has now surrounded the entire Uruachic district with its own concessions creating an area play which includes three major companies, Peñoles, Fresnillo and Agnico, along with Golden Goliath Resources.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.